

Mail Stop 4628

May 6, 2016

<u>Via E-mail</u>
Thomas P. Joyce
President and Chief Executive Officer
Danaher Corporation
2200 Pennsylvania Avenue, NW
Suite 800W
Washington, DC 20037

      Re: Danaher Corporation
             Form 10-K for the Fiscal Year Ended December 31, 2015
             Filed February 24, 2016
             File No. 1-8089

Dear Mr. Joyce:

We refer you to our comment letter dated April 21, 2016 regarding business contacts with Syria and Sudan. We have completed our review of this subject matter. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require..

               Sincerely,

               /s/ Cecilia Blye

               Cecilia Blye, Chief
               Office of Global Security Risk

cc: James O'Reilly
        Associate General Counsel and Secretary

        Amanda Ravitz
        Assistant Director
        Division of Corporation Finance